CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Global Medium-Term Notes, Series A	$25,000,000	$3,220.00

January 2014 Pricing Supplement No. 129 Registration Statement No. 333-190038 Dated January 27, 2014 Filed pursuant to Rule 424(b)(2)
INTEREST RATE STRUCTURED INVESTMENTS
Callable Range Accrual Notes due January 30, 2029
Based on 6-Month USD LIBOR
Subject to early redemption and as further described below, interest will accrue and be payable on the Notes quarterly, in arrears, (i) in Years 1-6, at a rate equal to the product of (a) 6.00% per annum and (b) the number of calendar days in the applicable Interest Period on which 6-month USD LIBOR is less than or equal to 5.00%, divided by (c) the total number of calendar days in that Interest Period; subject to a Minimum Interest Rate of 0.00% per annum and a Maximum Interest Rate of 6.00% per annum and (ii) in Year 7 to maturity at a rate equal to the product of (a) 10.00% per annum and (b) the number of calendar days in the applicable Interest Period on which 6-month USD LIBOR is less than or equal to 5.00%, divided by (c) the total number of calendar days in that Interest Period; subject to a Minimum Interest Rate of 0.00% per annum and a Maximum Interest Rate of 10.00% per annum.  All payments on the Notes, including the repayment of principal, are subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including the repayment of principal at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.
FINAL TERMS
Issuer:	Barclays Bank PLC
Principal Amount:	$25,000,000
Issue Price:	$1,000 per Note (see “Commissions and Initial Issue Price” below)
Original Trade Date:	January 27, 2014
Original Issue Date:	January 30, 2014
Maturity Date:	January 30, 2029, subject to redemption as set forth below under “Redemption at the Option of the Company”
Interest Rate Type:	Other (see description in this pricing supplement)
Day Count Convention:	30/360
Reference Asset/Reference Rate:	LIBOR (Designated LIBOR Page: Reuters: LIBOR01), subject to cut-off as described in “Rate Cut-Off” below
Reference Rate Index Maturity:	6 months
Maximum Interest Rate:	For any Interest Period, the Step Up Rate specified for that Interest Period under “Step Up Rates” below.
Minimum Interest Rate:	For any Interest Period, 0.00%
Interest Rate Formula:
For each Interest Period: (x) the applicable Step Up Rate per annum times (y) N/ACT; where
•      “N” = the total number of calendar days in the applicable Interest Period on which (i) the Reference Rate is less than or equal to the Reference Rate Barrier (an “Accrual Day”); and
•      “ACT” = the total number of calendar days in the applicable Interest Period.
If on any calendar day during the term of the Notes the Reference Rate is greater than the Reference Rate Barrier, interest will accrue at a rate of 0.00% per annum for that day.

Rate Cut-Off:
For any Interest Period, the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date.

Step Up Rates:	For Interest Periods commencing on or after:		Step Up Rate (per annum)
	Original Issue Date		6.00%
	January 30, 2020		10.00%
Reference Rate Barrier:	5.00%
(terms continue on the following page)
Commissions and Initial Issue Price:	Initial Issue Price(1)	Price to Public(2)	Agent’s Commissions(2)	Proceeds to Issuer
Per Note	$1,000	$1,000	$25.00	$975.00
Total	$25,000,000	$25,000,000	$625,000.00	$24,375,000.00
(1) Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is $979.10 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page 3 of this pricing supplement.
 (2) Barclays Capital Inc. will receive commissions from the Issuer equal to 2.50% of the principal amount of the Notes, or $25.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Wealth Management.
Investing in the Notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 4 of this pricing supplement and on page S-6 of the prospectus supplement.  You should read this document together with the related prospectus and prospectus supplement, each of which can be accessed via the hyperlinks below before you make an investment decision.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Risk Factors—Issuer Credit Risk” in this pricing supplement.

Prospectus dated July 19, 2013             Prospectus Supplement dated July 19, 2013

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
We may use this pricing supplement in the initial sale of the Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any of the Notes after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

(terms continued from previous page)
Business Day:	New York; London.
Business Day Convention:	Following, Unadjusted
Interest Payment Dates:	Quarterly in arrears on the 30th day of each January, April, July and October, commencing on April 30, 2014 and ending on the Maturity Date or the Early Redemption Date.
Interest Period:
The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date).

Redemption at the Option of the Company:
We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date beginning on April 30, 2014, provided we give at least five Business Days’ prior written notice to the trustee.  If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:
If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount of the Notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date (subject to the creditworthiness of the Issuer).

Settlement:	DTC; Book-entry; Transferable.
Denominations:	Minimum denominations of US $1,000 and integral multiples of US $1,000 thereafter.
CUSIP:	06741T4J3
ISIN:	US06741T4J33
Listing:	We do not intend to list the Notes on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

Barclays Capital Inc.

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Callable Range Accrual Notes due January 30, 2029 Based on 6-Month USD LIBOR

Additional Terms of the Notes

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which the Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors in connection with your investment in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations, are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Supplemental Terms of the Notes

The Calculation Agent will determine the Reference Rate as set forth under “Reference Assets—Floating Interest Rate—LIBOR” in the prospectus supplement; provided that each reference to “the second London banking day immediately following that interest determination date” under “Reference Assets—Floating Interest Rate—LIBOR” in the prospectus supplement will be deemed to refer to “the interest determination date.”  Notwithstanding anything to the contrary in the prospectus supplement, with respect to a calendar day on which the Reference Rate is to be determined, the “interest determination date” will be (i) such calendar day, if such calendar day is a London business day, or (ii) the London business day immediately preceding such calendar day, if such calendar day is not a London business day.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Original Trade Date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Original Trade Date is less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Original Trade Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Original Trade Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Original Trade Date for a temporary period expected to be approximately 12 months after the initial issue date of the Notes because, in our discretion, we

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Callable Range Accrual Notes due January 30, 2029 Based on 6-Month USD LIBOR

may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Risk Factors” beginning on page 4 of this pricing supplement.

Risk Factors

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisors and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. The following is a non-exhaustive list of certain key risk factors for investors in the Notes.  For further discussion of these and other risks, you should read the sections entitled “Risk Factors” in the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;
•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;
•	“Risk Factors—Additional Risks Relating to Notes Which are Characterized as Benefitting from Full Principal Protection”’
•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise); and
•	“Risk Factors—Additional Risks Relating to Notes with a Reference Asset That Is a Floating Interest Rate, an Index Containing Floating Interest Rates or Based in Part on a Floating Interest Rate.”

▪
Reference Rate / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Rate. Instead, the amount of interest payable on the Notes for any Interest Period is dependent on whether, during a given Interest Period, the Reference Rate is less than or equal to the Reference Rate Barrier.  For each calendar day in an Interest Period on which the Reference Rate is less than or equal to the Reference Rate Barrier, interest will accrue at the applicable Step Up Rate; conversely, for each calendar day in an Interest Period on which the Reference Rate is greater than the Reference Rate Barrier, no interest will accrue.

As a result, if the Reference Rate is greater than the Reference Rate Barrier on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is greater than the Reference Rate Barrier.  Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period.  If, on every calendar day in an Interest Period, the Reference Rate is greater than the Reference Rate Barrier, then you will receive no interest payments for that Interest Period.  If the Reference Rate is greater than the Reference Rate Barrier on every calendar day in every Interest Period throughout the term of the Notes, then you will receive no interest payments on your Notes throughout their term.

▪
Rate Cut-Off Provision May Adversely Impact Interest Accrued on the Notes—For any Interest Period, the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date. Therefore, if the Reference Rate on the fifth Business Day prior to the related Interest Payment Date is greater than the Reference Rate Barrier, no interest will accrue for that day or the remainder of the Interest Period, even if the Reference Rate is less than or equal to the Reference Rate Barrier on any day during that time.

▪
Early Redemption Risk—We may redeem the Notes, in whole or in part, on any Interest Payment Date beginning on April 30, 2014.  It is more likely that we will redeem the Notes in whole prior to their stated Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market.  If the Notes are redeemed, in whole or in part, prior to their stated Maturity Date, you will receive no further interest payments on the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

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Callable Range Accrual Notes due January 30, 2029 Based on 6-Month USD LIBOR

▪
Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any payment at maturity, on an interest payment date, or in the event of early redemption, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

▪
Maximum Interest Rate—Since a Maximum Interest Rate is specified on the cover page hereof, the Interest Rate on the Notes for the relevant Interest Periods (on or after any applicable date specified on the cover page hereof) will be limited to the specified Maximum Interest Rate.  As a result, you will lose the benefit of any interest payment that would have been payable had such Maximum Interest Rate not been applicable.

▪
We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products.  These financial instruments and products may include securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of the Reference Rates.  Such market making activities, trading activities and other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

▪
Additional Potential Conflicts—As described above, we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

▪
Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

▪
The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Original Trade Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated value referenced above

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Callable Range Accrual Notes due January 30, 2029 Based on 6-Month USD LIBOR

may be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

▪
The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes —The estimated value of your Notes on the Original Trade Date is lower than the Initial Issue Price of your Notes.  The difference between the Initial Issue Price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

▪
The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions —The estimated value of your Notes on the Original Trade Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of the Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

▪
The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes —The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the Initial Issue Price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

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The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Original Trade Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Original Trade Date, as well as the secondary market value of the Notes, for a temporary period after the Original Issue Date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Reference Rate;
o	the time to maturity of the Notes;
o	interest and yield rates in the market generally;
o	a variety of economic, financial, political, regulatory or judicial events; and
o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Generally, the longer the time remaining to maturity, the more the market price of the Notes will be affected by the other factors described above.

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Callable Range Accrual Notes due January 30, 2029 Based on 6-Month USD LIBOR

Hypothetical Interest Rate and Interest Payment Calculations

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula.   The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Determine the total number of Accrual Days in the relevant Interest Period and divide the total number of Accrual Days by the total number of calendar days in that Interest Period.

For each calendar day during an Interest Period, the level of the Reference Rate is determined, and the level for the Reference Rate is then evaluated relative to the Reference Rate Barrier.  Each such calendar day on which the Reference Rate on that day is less than or equal to the Reference Rate Barrier shall be referred to as an Accrual Day.  Once the total number of Accrual Days for an Interest Period is determined, the total number of Accrual Days is then divided by the total number of calendar days in the applicable Interest Period.

Step 2: Calculate the annual interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Reference Rate is less than or equal to the Reference Rate Barrier, interest will accrue at the applicable Step Up Rate; conversely, for each calendar day in an Interest Period on which the Reference Rate is greater than the Reference Rate Barrier, no interest will accrue.

Stated mathematically, the interest rate per annum for any Interest Period will be equal to the product of:

(x) the applicable Step Up Rate per annum times (y) N/ACT;

Where

•	“N” = the total number of calendar days in the applicable Interest Period on which the Reference Rate is less than or equal to the Reference Rate Barrier (an “Accrual Day”); and

•	“ACT” = the total number of calendar days in the applicable Interest Period.

The maximum possible per annum interest rate for any Interest Period is the Step Up Rate for that Interest Period, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is greater than the Reference Rate Barrier.  As a result, the per annum interest rate for any Interest Period could potentially be zero. See “Risk Factors— Reference Rate / Interest Payment Risk”.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following table and examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period based on the total number of calendar days in an Interest Period on which the Reference Rate is less than or equal to the Reference Rate Barrier.  For purposes of these examples, we have assumed that the Step Up Rate for the Interest Period is 6.00%. We have further assumed that the Notes have quarterly Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate.  Numbers in the table below have been rounded for ease of analysis.

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Callable Range Accrual Notes due January 30, 2029 Based on 6-Month USD LIBOR

N	Annualized Rate of Interest Payment
0	0.0000%
15	1.0000%
30	2.0000%
45	3.0000%
60	4.0000%
75	5.0000%
90	6.0000%

Example 1: If, on every calendar day during the relevant Interest Period, the value of the Reference Rate is less than or equal to the Reference Rate Barrier, the number of Accrual Days would be equal to the number of calendar days in the Interest Period.  In this case, interest would accrue at the Step Up Rate of 6.00% for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to the Step Up Rate of 6.00%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $15.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 6.00% x (90/360) = 1.500%
Interest Payment = $1,000 x 1.500% = $15.00

Example 2: If, on every calendar day during the relevant Interest Period, the value of the Reference Rate is greater than the Reference Rate Barrier, there would be no Accrual Days in the relevant Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If the value of the Reference Rate is less than or equal to the Reference Rate Barrier on 33.33% of the calendar days in the relevant Interest Period, but the Reference Rate is greater than the Reference Rate Barrier on the other 66.67% of the relevant calendar days, the number of Accrual Days in the relevant Interest Period would be equal to 33.33% of the total number of calendar days in that Interest Period.  In this case, the interest would accrue at the Step Up Rate of 6.00% for 33.33% of the days in that Interest Period, while no interest would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 2.000%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (6.00% x 0.3333) = 2.000%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $5.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.000% x (90/360) = 0.500%
Interest Payment = $1,000 x 0.500% = $5.00

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Callable Range Accrual Notes due January 30, 2029 Based on 6-Month USD LIBOR

Reference Rate

“LIBOR” as described in the prospectus supplement section entitled “Reference Assets—LIBOR” with an index maturity of 6 months and an index currency of U.S. dollars and as displayed on Reuters Page LIBOR01.

Historical Information

The following graph sets forth the historical percentage levels of the Reference Rate for the period from January 2, 2008 to January 27, 2014.  The historical levels of the Reference Rate should not be taken as an indication of its future performance.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the accompanying prospectus supplement.

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Callable Range Accrual Notes due January 30, 2029 Based on 6-Month USD LIBOR

Material United States Federal Income Tax Consequences

You should review carefully the sections entitled “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders” in the accompanying prospectus supplement.  We intend to treat the Notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Assuming that our treatment of the Notes as contingent payment debt instruments is correct, regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, with certain adjustments in each year to reflect the difference, if any, between the actual and the projected amounts of the interest payments on the Notes in that year.  Any income recognized upon a sale or exchange of a Note (including early redemption or redemption at maturity) will be treated as interest income for U.S. federal income tax purposes.

After the Issue Date, you may obtain the comparable yield and the projected payment schedule by requesting them from Director – Structuring, Investor Solutions Americas, at (212) 528-7198.  Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual interest payments, if any, that we will make on the Notes.

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. Holders

We do not believe that non-U.S. holders should be required to provide an appropriate Form W-8 in order to avoid 30% U.S. withholding tax with respect to interest on the Notes, although the Internal Revenue Service could challenge this position.  However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.  If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

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Callable Range Accrual Notes due January 30, 2029 Based on 6-Month USD LIBOR

Supplemental Plan of Distribution

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent has commited to take and pay for all of the Notes, if any are taken.  The Agent will receive commissions from the Issuer equal to 2.50% of the principal amount of the Notes, or $25.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”).

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of January 14, 2014, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on January 14, 2014, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated January 14, 2014, which has been filed as an exhibit to the report on Form 6-K referred to above.

January 2014	Page 11